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Document is copied.
Filed by First Virtual Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: CUseeMe Networks, Inc. Commission file No.: 000-21415


                              FOR IMMEDIATE RELEASE

                                                                   PRESS RELEASE


CONTACTS:

Randy Acres
First Virtual Communications
(408) 567-7200
racres@fvc.com


          FIRST VIRTUAL COMMUNICATIONS ANNOUNCES REDUCTION IN WORKFORCE

  COMPANY TARGETS BOTTOM-LINE IMPROVEMENT THROUGH BUSINESS REORGANIZATION AND EXPENSE REDUCTION IN ANTICIPATION OF IMPENDING MERGER WITH CUSEEME NETWORKS


SANTA CLARA, California - June 5, 2001 - First Virtual Communications (NASDAQ:
FVCX) today announced that it has reorganized its workforce to reduce costs and in anticipation of its impending merger with CUseeMe Networks. As a result of the reorganization, the Company is laying off 24 of its employees and has eliminated five additional positions that were open due to attrition in the ordinary course of business. The majority of lay-offs are effective immediately; a small number of affected employees will be retained for a transition period.

"We are recognizing operational efficiencies by streamlining the organization," said Ralph Ungermann, president and CEO of First Virtual Communications. "We believe this reorganization will reduce our cash burn rate and better position us to take advantage of the future growth opportunities we have defined for the merged company."

The Company will be holding a special meeting on June 19, 2001 to allow shareholders to vote on the issuance of shares in connection with the proposed merger with CUseeMe Networks. In the event that the issuance of shares in connection with the proposed merger is not approved, the Company will take appropriate measures to ensure that the organization is able to meet operational demands.

ABOUT FIRST VIRTUAL COMMUNICATIONS
First Virtual Communications, Inc., is a leader in rich media communications solutions, providing systems and services that enable system integrators and service providers to deliver an integrated suite of collaboration applications to its enterprise customers. First Virtual Communications also delivers solutions directly to corporate and public sector enterprises. The Company's flagship product, Click to Meet(TM), is the industry's communications platform for high quality, face-to-face e-collaboration. It is

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designed to seamlessly integrate video and audio telephony, data collaboration, and streaming across IP, ISDN, DSL, and ATM networks. Click to Meet(TM) provides the optimal platform for delivering a new generation of video enabled B2B web applications, for commerce, distance learning, telemedicine, federal and state governments, and the judiciary.

ALL TRADEMARKS ARE RECOGNIZED.

CAUTIONARY STATEMENT

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS, "BELIEVES," "ANTICIPATES," "EXPECTS" AND WORDS OF SIMILAR IMPORT. SUCH FORWARD-LOOKING STATEMENTS HAVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF FIRST VIRTUAL COMMUNICATIONS, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS: FIRST VIRTUAL COMMUNICATIONS' LIMITED OPERATING HISTORY AND VARIABILITY OF OPERATING RESULTS, FIRST VIRTUAL COMMUNICATIONS' RECENT LAUNCH OF ITS BROADBAND VIDEO SERVICES OFFERING, MARKET ACCEPTANCE OF VIDEO TECHNOLOGY, FIRST VIRTUAL COMMUNICATIONS' DEPENDENCE ON ATM BACKBONE TECHNOLOGY, POTENTIAL INABILITY TO MAINTAIN BUSINESS RELATIONSHIPS WITH TELECOMMUNICATIONS CARRIERS, DISTRIBUTORS AND SUPPLIERS, RAPID TECHNOLOGICAL CHANGES, COMPETITION AND CONSOLIDATION IN THE VIDEO NETWORKING INDUSTRY, THE IMPORTANCE OF ATTRACTING AND RETAINING PERSONNEL, MANAGEMENT OF FIRST VIRTUAL COMMUNICATIONS' GROWTH, THE RISK THAT THE MERGER WITH CUSEEME NETWORKS WILL NOT BE COMPLETED AS ANTICIPATED AND THAT THE TWO COMPANIES MAY NOT BE SUCCESSFULLY INTEGRATED, THE FAILURE OF THE PARTIES TO EXECUTE A DEFINITIVE COLLABORATION AGREEMENT WITH CUSEEME NETWORKS AND PICTURETEL CORPORATION, AND OTHER RISK FACTORS REFERENCED IN FIRST VIRTUAL COMMUNICATIONS' PUBLIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S REPORT ON FORM-10 K FOR THE YEAR ENDED DECEMBER 31, 2000.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BETWEEN FIRST VIRTUAL COMMUNICATIONS AND CUSEEME NETWORKS, INC.BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. THE PROXY STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC.

FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC., AND THEIR RESPECTIVE EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC. WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN FIRST VIRTUAL COMMUNICATIONS, INC.'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2000 AND CUSEEME NETWORKS, INC.'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 2000. THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV AND FROM FIRST VIRTUAL COMMUNICATIONS, INC. AND CUSEEME NETWORKS, INC.

WHERE YOU CAN FIND MORE INFORMATION

Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by First Virtual Communications, Inc. and CUseeMe Networks, Inc. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

First Virtual Communications, Inc. and CUseeMe Networks, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First Virtual Communications, Inc. and CUseeMe Networks, Inc. with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in First Virtual Communications, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 30, 2000 and CUseeMe Networks, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 28, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from First Virtual Communications, Inc. and CUseeMe Networks, Inc.


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